Exhibit 21.1

List of Subsidiaries of the Registrant

The following sets forth a simplified list of our corporate structure as of June 30, 2020, giving effect to the consummation of the Corporate Conversion and the consummation of this offering.

1.	High Desert Finance LLC

2.	ATI Investment Holdings, Inc.

3.	ATI Investment Sub, Inc.

4.	Array Tech, Inc.[1]

5.	Array Technologies International Pty Ltd

6.	Array Technologies Patent Holding Co., LLC

[1]

Prior to the consummation of this offering, Array Technologies, Inc., the operating company and the indirect wholly owned subsidiary of ATI Intermediate Holdings, LLC, intends to change its name to Array Tech, Inc.